United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 0-7205

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Full Name of Registrant		HOLIDAY-GULF HOMES, INC.

IRS EIN			41-0916277

Address			4804 Mile Stretch Drive, Holiday, Florida  34690

Registrant Telephone #	(727) 937-3293

Title of Each Class of securities covered by this Form
				Common Stock, $.01 Par Value

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate the duty to file reports:

Only rule which applies is
		Rule 12g-4(a)(1)(2)
			Registrant has fewer than 500 holders of record and registrant has had less than $10 Million of total
				assets on the last day of each of the three most recent fiscal years.

Approximate number of holders of record as of the certification of
	this notice:	450

Pursuant to the requirements of the Securities Act of 1934, HOLIDAY-GULF
	HOMES, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date		May 29, 2002	By 	    \Linda Emerick\Signature on file
						Linda Emerick, President and CEO